

10015129

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 50237-00001

December 31, 2009

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs/Mesdames:

Re: Gtech International Resources Limited - Exemption No. 82-3779

We are solicitors for Gtech International Resources Limited which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant

Encs.

Dlw 1/28

Exemption No. 82-3779

December 31, 2009

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

INDEX

1. Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	December 15, 2009 (Notice of Change of Directors and Officers)
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	December 4, 2009 (for the interim period ended October 31, 2009)
(d)	News Releases	December 4, 2009
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable

	Document Name or Information	Documents Filed
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (iii) any securityholder rights plans or similar plans (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	December 4, 2009 (for interim period ended October 31, 2009)
(e)	News Releases	December 4, 2009
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable

	Document Name or Information	Documents Filed
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)**

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable

Document Name or Information		Documents Filed
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No.: 82-3779


Yukon
Community Services
Services aux collectivités

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1-03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1-03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :	2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
Gtech International Resources Limited	28530

3. NOTICE IS GIVEN THAT ON THE / *SOYES AVISÉ QUE LE* 30 11 09 (DD MM YY / JJ MM AA)

THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S* :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
Sidney Charles Hack	88 Fort King Road, Paynesville, Victoria 3880, Australia

4. NOTICE IS GIVEN THAT ON THE / *SOYES AVISÉ QUE LE* 24 11 09 (DD MM YY / JJ MM AA)

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / *LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES* :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
Frederick Bart	98 Victoria Road, Bellevue Hill, Sydney 2023, Australia

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES* :

OFFICERS / *DIRIGEANTS/DIRIGEANTES*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
Thomas G. Howitt	President, Secretary and CFO
Sidney Charles Hack	Chairman of the Board and Chief Executive Officer

6. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
1 DECEMBER 2009	[signature]	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-6336, toll free within Yukon 1-800-661-0408

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés *par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408*

YG(3037Q)F2 Rev. 10/2002

Exemption No.: 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED
OCTOBER 31, 2009

THESE UNAUDITED INTERIM FINANCIAL STATEMENTS
HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS
(UNAUDITED)

	October 31, 2009	April 30, 2009
	$	$
Assets		
Current Assets		
Cash	362,815	383,925
Total Current Assets	362,815	383,925
Total Assets	362,815	383,925
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	213	5,721
Total Liabilities	213	5,721
Shareholders' Equity		
Authorised capital – unlimited number of common shares without par value		
Issued capital – 5,168,167 shares	4,852,410	4,852,410
Contributed surplus	48,600	48,600
Deficit	(4,538,408)	(4,522,806)
Total Shareholders' Equity	362,602	378,204
Total Liabilities and Shareholders' Equity	362,815	383,925

Original approved by the Directors

"Sidney C. Hack" *"Thomas G. Howitt"*

SIDNEY C. HACK
Chairman, Director and CEO

THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three-month period ended October 31,		Six-month period ended October 31,	
	2009	**2008**	**2009**	**2008**
	$	**$**	**$**	**$**
Revenue				
Interest received	-	1,184	-	2,556
Total revenue	-	1,184	-	2,556
Expenses				
Audit fees	-	(250)	275	(250)
Bank charges	166	53	291	152
Filing fees	2,575	-	2,785	2,600
Legal fees	1,545	4,008	6,693	14,760
Share registry fees	652	1,520	1,687	2,569
Stock exchange listing fees	1,313	1,313	2,626	2,626
Travel and accommodation costs	-	-	1,245	-
Total expenses	6,251	6,644	15,602	22,457
Net loss for the period	(6,251)	(5,460)	(15,602)	(19,901)
Deficit at the beginning of the period	(4,532,157)	(4,484,610)	(4,522,806)	(4,470,169)
Deficit at the end of the period	(4,538,408)	(4,490,070)	(4,538,408)	(4,490,070)
Loss per share (cents per share)	(0.12)	(0.11)	(0.30)	(0.39)

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three-month period ended October 31,		Six-month period ended October 31,	
	2009	2008	2009	2008
	$	$	$	$
Cash used in operating activities				
Net loss	(6,251)	(5,460)	(15,602)	(19,901)
Items not affecting cash				
Stock based compensation expense	-	-	-	-
Changes in non-cash working capital				
Accounts payable/accrued liabilities	2	(5,021)	(5,508)	(4,619)
	(6,249)	(10,481)	(21,110)	(24,520)
Investing activities				
None	-	-	-	-
Financing activities				
None	-	-	-	-
Net increase/(decrease) in cash held	(6,249)	(10,481)	(21,110)	(24,520)
Cash at the beginning of period	369,064	422,517	383,925	436,556
Cash at the end of period	362,815	412,036	362,815	412,036

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED OCTOBER 31, 2009
(UNAUDITED)

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating a range of business opportunities.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests but retains residual royalty entitlements in respect of its Aurex and Revenue Creek exploration properties.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company has elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as a stock based compensation expense.

(d) Income taxes

Effective from January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets. The implementation of the new recommendations, which were applied retroactively, has had no effect on these consolidated financial statements.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(f) Interest rate, currency and credit risk

The corporation is not subject to significant credit, currency and interest rate risks arising from these financial statements.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company previously had a 100% interest in this property, which consisted of 155 mineral claims. On August 16, 2001, the Company agreed with Yukon Zinc Corp. ("Yukon Zinc") to accept $84,000, to be paid by the issue of 600,000 common shares in Yukon Zinc, which have since been sold, as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. Gtech International Resources Limited retains a 1.5% royalty on the project which Stratagold Corporation may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company previously owned 69 mineral claims which it sold to ATAC Resources Limited ("ATAC"), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC, which have since been sold, and $5,000 in cash as payment for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on both the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at October 31, 2009, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

Apart from the reimbursement of filing fees in the amount of $2,575 that were paid by GTG on the Company's behalf, there were no transactions with any related parties during the three-month period ended October 31, 2009.

5. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount $
Balances as at July 31, 2009	5,168,167	4,852,410
Movements during the quarter	-	-
Balances as at October 31, 2009	5,168,167	4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
100,000	$0.45	August 26, 2010

Summary of warrants outstanding

As at October 31, 2009, there were no warrants outstanding.

5. Share capital (cont.)

During the year ended April 30, 2006, the Company granted stock options to Directors to acquire up to an aggregate of 200,000 common shares at an exercise price of $0.45 per share with a total fair value of $48,600, of which $16,200 was recognised as an expense during that year. The remaining expense of $32,400 was recognised as an expense during the year ended April 30, 2007.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%, an expected life of five years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

6. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

7. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

8. Segmented information

As at October 31, 2009, all of the Company's assets, amounting to $362,815, were located in Canada. There was no revenue earned by the Company during the three-month period ended October 31, 2009. However, during the previous corresponding quarter, interest of $1,184 was received which was earned in Canada.

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")

Management Discussion and Analysis

(Form 51-102F1)

For the three-month period ended October 31, 2009

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the three-month period ended October 31, 2009 should be read in conjunction with the information provided in the Company's Financial Statements for the periods ended October 31, 2009 and the material contained herein.

Unless otherwise noted, all currency amounts contained in this MD&A and in the Financial Statements are stated in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted accounting standards.

DATE

This MD&A is dated December 4, 2009.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the majority of its assets in the form of cash deposits ($362,815 as at October 31, 2009). No securities of the Company were issued during the three-month period ended October 31, 2009. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying opportunities for the Company to acquire. The Directors anticipate that, once they have identified a suitable project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

As at the date of this MD&A, the Company is pursuing several opportunities which may, subject to receiving any necessary Shareholder approval, result in a potential project being acquired by the Company.

The Company incurred total expenses of $6,251 during the three-month period ended October 31, 2009. As at October 31, 2009, the Company had working capital of $362,602, and believes that it has sufficient funds to pay its ongoing expenses.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

OVERALL PERFORMANCE (cont.)

Results from operations

The Company reported a net loss for the three-month period ended October 31, 2009 of $6,251, compared to a net loss of $5,460 for the three-month period ended October 31, 2008. Total expenses for the three-month period ended October 31, 2009 were $6,251, compared to the three-month period ended October 31, 2008 of $6,644. Total costs incurred during the period under review in relation to identifying opportunities for the Company, as stated in the Description of Business section of this Report, were $nil. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the three-month period ended October 31, 2009 was $nil. Revenue for the three-month period ended October 31, 2008 consisted of interest received of $1,184.

During the three-month period ended October 31, 2009, $6,251 (October 31, 2008: $6,644) was spent on general and administration expenses.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous 8 quarters ending with October 31, 2009. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues	Net profit/(loss)[1]	Net profit/(loss) per share
	$	$	$
October 31, 2009	-	(6,251)	(0.001)
July 31, 2009	-	(9,351)	(0.002)
April 30, 2009	-	(15,486)	(0.003)
January 31, 2009	219	(17,250)	(0.003)
October 31, 2008	1,184	(5,460)	(0.001)
July 31, 2008	1,372	(14,441)	(0.003)
April 30, 2008	2,036	(9,023)	(0.002)
January 31, 2008	2,851	(644)	(0.000)

Note 1: Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2007, 2008 and 2009. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

As at October 31, 2009, the Company had cash on hand of $362,815 (April 30, 2009: $383,925), which is sufficient to meet its obligations as they become due. These funds will be applied towards the investigation of new business opportunities and general working capital. The Company's parent, Genetic Technologies Limited, has indicated it may be willing to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

TRANSACTIONS WITH RELATED PARTIES

Apart from the reimbursement of certain filing fees in the amount of $2,575 that were paid by Genetic Technologies Limited on the Company's behalf, there were no transactions with any related parties during the three-month period ended October 31, 2009.

CAPITAL RESOURCES

Management of the Company believes that it has sufficient financial resources to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year. As at October 31, 2009, the Company had made no commitments for expenditures other than for routine administrative expenses.

The acquisition of a business opportunity may require additional financing. The Company has limited financial resources and there is no assurance that additional financing will be available to the Company, although the Company may attempt to raise additional funds through the issue of its securities by way of one or more private placements to the public and/or the Company's parent, Genetic Technologies Limited.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

PROPOSED TRANSACTIONS

Although the Company has decided to focus its activities on identifying business opportunities for the Company to acquire, it has not yet identified a potential opportunity for acquisition.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not initially adopt any new accounting policies during the three-month period ended October 31, 2009, or subsequent to such period end, and the Company is not expecting to adopt any changes to its accounting policies, whether voluntarily or as a result of changes to any accounting standards.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company only invests in cash deposits with large banks that are considered to be low risk.

DIRECTORS AND OFFICERS

Sidney C. Hack	Chairman, Director and CEO
Thomas G. Howitt	President, Director, Secretary and CFO
Dr. Paul D.R. MacLeman	Director

On November 24, 2009, the Company's former Chairman, Mr. Fred Bart, resigned from all positions held in the Company. On November 30, 2009, Mr. Sidney C. Hack was appointed as Chairman, Director and CEO of the Company in his place.

The Company is dependent on a small number of key Directors and Officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

OTHER INFORMATION

Additional Disclosure for Venture Issuers without Significant Revenue

During the two most recently completed financial years, the Company has not operated as an exploration company and therefore has not incurred, capitalized or expensed exploration and development costs or deferred development costs. The Company has also not incurred any research and development costs. General and administrative costs were $55,412 for the financial year ended April 30, 2009 and $35,631 for the financial year ended April 30, 2008.

No external investor relations activities were carried out during the period under review. The Company maintains a web site at **http://www.gtechinternational.com**, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

OUTSTANDING SHARE DATA AS AT DATE OF THE REPORT

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at October 31, 2009	5,168,167	$4,852,410
Balance as at July 31, 2009	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
100,000	$0.45	August 26, 2010

INTERNAL CONTROL OVER FINANCIAL REPORTING

Under National Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Sidney C. Hack, and Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the three-month period ended October 31, 2009 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future acquisitions and events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

FORWARD-LOOKING STATEMENTS (cont.)

Forward-looking statements in this document include statements regarding possible future acquisitions (including opportunities in the biotechnology sector), spending plans and possible financing plans. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.

Factors that could cause the actual results to differ materially from those in forward-looking statements include market conditions, availability of capital and financing, general economic, market or business conditions, and availability of possible acquisition opportunities on favourable terms. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made.

The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including assumptions regarding general business and economic conditions, the state of the legal and regulatory environment in which the Company operates, the ability of the Company to satisfy regulatory requirements and the availability of capital and financing for the Company's operations and contemplated or proposed transactions on satisfactory terms.

BY ORDER OF THE BOARD

"Sidney C. Hack"	"Thomas G. Howitt"
SIDNEY C. HACK	THOMAS G. HOWITT
Chairman, Director and CEO	*President, Director, Secretary and CFO*

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Thomas G. Howitt, Chief Financial Officer of Gtech International Resources Limited, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Gtech International Resources Limited (the "issuer") for the interim period ended October 31, 2009.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 4, 2009

"Thomas G. Howitt"

Thomas G. Howitt
Chief Financial Officer
Gtech International Resources Limited

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No.: 82-3779

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Sidney C. Hack, Chief Executive Officer of Gtech International Resources Limited, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Gtech International Resources Limited (the "issuer") for the interim period ended October 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December ____4____, 2009

"Sidney C. Hack"

Sidney C. Hack
Chief Executive Officer
Gtech International Resources Limited

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No.: 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

c/- Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria 3065 Australia

Telephone: +61 3 8412 7000 Fax: +61 3 8412 7040

Email: tom.howitt@gtglabs.com http://www.gtechinternational.com

Symbol: GCH.H

PRESS RELEASE

December 4, 2009

Fitzroy, Victoria, Australia - Gtech International Resources Limited (GCH.H: NEX) announces that Fred Bart has resigned as Chairman, CEO and a Director of the Company and that Sidney Charles Hack has been appointed in his place.

The Board would like to thank Fred for his efforts during his time as a Director and, more recently, Chairman and CEO of the Company.

The Board of the Company now comprises Sid Hack (Chairman and CEO), Tom Howitt (President, CFO and Secretary) and Paul MacLeman.

Sid Hack, 71, is a Certified Practising Accountant and Registered Company Auditor. He recently retired after 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants. He has extensive experience in large company audits, financial planning and taxation and has recently also been appointed as Chairman of the Company's parent, Genetic Technologies Limited.

The Company will continue its search for other individuals independent of Genetic Technologies Limited to join the Board as Directors.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Thomas G. Howitt"*
President, CFO and Secretary

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.